EXHIBIT 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
- Company Name: Zhangjiagang BLZ Pohang International Trade Co., Ltd
- Total Asset (KRW): 2,403,400,000
- Total Equity (KRW): 2,403,400,000
- Total Liabilities (KRW): -
- Total Capital (KRW): 2,403,400,000
- Purpose of the company: to import and export raw material, steel products
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 73
5. Date of Addition: May 10, 2007
6. Others
- The above amount is applied with the exchange rate on May 10, 2007 (CNY/W:120.17).
- Zhangjiagang Pohang Stainless Steel, POSCO’s subsidiary in China, invested 100% of the total shares.